                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Prime Group Realty Trust
------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest,
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    74158J103
                                    ---------
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                                 Alan Sinsheimer
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                October 25, 2001
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                              (Page 1 of 55 Pages)

--------------------                                     ---------------------
CUSIP NO. 74158J103                                         PAGE 2 OF 55 PAGES
--------------------                                     ---------------------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty Trust
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      22-1657560
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         [ ]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              7,944,893
    EACH          ------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        7,944,893
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,944,893
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (real estate investment trust)

--------------------                               ---------------------
CUSIP NO. 74158J103                                  PAGE 3 OF 55 PAGES
--------------------                               ---------------------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      13-3925979
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              7,944,893
    EACH          ------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        7,944,893
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,944,893
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN

--------------------                               ---------------------
CUSIP NO. 74158J103                                  PAGE 4 OF 55 PAGES
--------------------                               ---------------------
------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado PS, L.L.C.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              7,944,893
    EACH          ------------------------------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        7,944,893
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (limited liability company)

                                  SCHEDULE 13D
             RELATING TO THE COMMON SHARES OF BENEFICIAL INTEREST OF
                            PRIME GROUP REALTY TRUST

         Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

         As described in more detail in Item 3 below, the Reporting Persons, directly or indirectly, hold loans of Primestone Investment Partners L.P. (the "Borrower") which are secured by a pledge of partnership units held by the Borrower. Those partnership units are exchangeable for Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"), or, at the option of the Issuer, cash. Those loans are currently in default, and the Reporting Persons have commenced foreclosure proceedings against the partnership units. It is possible that the Reporting Persons may now be deemed to be the beneficial owners of those Common Shares for purposes of Section 13(d) or 13(g) of the Exchange Act.

         Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares.

Item 1.  Security and Issuer.

         This statement relates to Common Shares of the Issuer. All references in this statement to the beneficial ownership of Common Shares assume the Reporting Persons acquire the Common Units (as defined below) securing the loans referred to below and exchange all of those Common Units for Common Shares.

         The principal executive offices of the Issuer are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.

Item 2.  Identity and Background.

         (a), (f) This statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust ("Vornado"), Vornado Realty L.P., a Delaware limited partnership (the "Operating Partnership"), and Vornado PS, L.L.C., a Delaware limited liability company and a wholly owned subsidiary of the Operating Partnership ("Vornado PS"). Vornado conducts its business through, and substantially all of its assets are held directly or indirectly by, the Operating Partnership. Vornado is the sole general partner of the Operating Partnership and owned approximately 86% of the common limited partnership interest in the Operating Partnership at June 30, 2001. The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 2, 2001, a copy of which is attached as an exhibit hereto. The name and citizenship of each Trustee and executive officer of Vornado are set forth in Schedule I hereto and are incorporated herein by reference.

         (b) The principal executive offices of Vornado, and the Operating Partnership and Vornado PS are located at 888 Seventh Avenue, New York, New York 10019. The principal business address of each Trustee and executive officer of Vornado is set forth in Schedule I hereto and incorporated herein by reference.

         (c) The principal business of Vornado, the Operating Partnership and Vornado PS is real estate and related investments. The present principal occupation or employment of each Trustee and executive officer of Vornado and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and incorporated herein by reference.

         (d), (e) During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed on
Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

                  On September 28, 2000, Vornado PS made a $62,000,000 subordinated loan (the "Subordinated Loan") to the Borrower secured by a pledge of 7,944,893 limited partner common units ("Common Units") in Prime Group Realty, L.P., the operating partnership of the Issuer ("Prime Group Realty, L.P."). The Common Units are exchangeable for 7,944,893 Common Shares or, at the option of the Issuer, an amount of cash equal to the fair market value of 7,944,893 Common Shares at the time of the exchange. The Subordinated Loan is guaranteed by Prime International, Inc., The Prime Group, Inc.("PGI"), Prime Group Limited Partnership, PGLP, Inc. and Prime Group II, L.P. (the "Guarantors"), which are affiliates of the Borrower. The Subordinated Loan is subordinate to a $37,957,000 loan (the "Senior Loan") that was made in the original principal amount of $40,000,000 in September 2000 by P-B Finance Ltd., an affiliate of Prudential Securities Credit Corp., L.L.C. ("PBF"). The Senior Loan is secured by a pledge of the same 7,944,893 Common Units that secure the Subordinated Loan and is guaranteed by the Guarantors. Vornado PS acquired the Senior Loan from PBF on October 31, 2001 for $37,978,480 (par plus accrued interest) in cash.

         The scheduled maturity of the Subordinated Loan was the earlier of October 25, 2001 or the occurrence of a change in control with respect to the Issuer, Prime Group Realty, L.P., the Borrower or any Guarantor. The scheduled maturity of the Subordinated Loan had an eleven month extension option that was not exercisable because the conditions to such extension were not satisfied. The original scheduled maturity of the Senior Loan was September 25, 2001, which was extended to the earliest to occur of (i) the repayment of the Subordinated Loan,
(ii) November 30, 2001, and (iii) the date of the occurrence of a change in control with respect to any of the Borrower, any guarantor of the Senior Loan, the Issuer or Prime Group Realty, L.P.

                  On October 25, 2001, the Borrower failed to pay the amount due under the Subordinated Loan at maturity, and Vornado PS declared a default as a result of such failure. The default under the Subordinated Loan also constitutes a default under the Senior Loan. On October 26, 2001 PBF declared a default under the Senior Loan resulting from such default under the Subordinated Loan. In addition, on October 30, 2001, the Borrower also defaulted on a margin call made by PBF under the Senior Loan on October 26, 2001.

         Vornado PS obtained the $62,000,000 used to make the Subordinated Loan and the $37,978,480 used to acquire the Senior Loan as capital contributions from the Operating Partnership, which in turn obtained those funds from its working capital.

Item 4.  Purpose of the Transaction.

         As described in Item 3, defaults have been declared under both the Subordinated Loan and the Senior Loan, and Vornado PS has commenced foreclosure proceedings against the Common Units securing those loans and is currently exploring all other available legal rights and remedies in order to obtain repayment of those loans. Such Common Units are expected to be offered at public auction (the "Foreclosure Auction") pursuant to the foreclosure provisions of the Uniform Commercial Code on November 20, 2001, and the Operating Partnership, Vornado PS or any of their affiliates may bid at the Foreclosure Auction.

         Each of Vornado, the Operating Partnership and Vornado PS will continue to assess its position relative to the Borrower and the Issuer and, depending on market conditions, the Issuer's financial condition, business, operations and prospects and other factors, and subject to contractual agreements with the Issuer to which it is a party, may: take such actions in connection with the foreclosure proceedings or other legal procedures or proceedings as it may deem to be appropriate in the circumstances; acquire or cause the disposition of the Common Units securing the loans (or the Common Shares for which such Common Units are exchangeable), through foreclosure or otherwise; acquire other Common Units, Common Shares or other debt or equity securities of the Issuer or its subsidiaries, in the open market, in private transactions or otherwise; seek representation on or control of the board of directors of the Issuer; dispose of all or any portion of the Common Units, Common Shares or other securities it may hereafter acquire; seek to engage, by itself or with one or more additional parties, in one or more extraordinary transactions, such as tender offers, mergers, reorganizations or liquidations involving the Issuer or any of its subsidiaries or purchases or sales of a material amount of the assets of the Issuer or any of its subsidiaries; engage in discussions with the management and/or significant shareholders of the Issuer or partners of the Borrower, or otherwise make a plan or proposal, with respect to any of the foregoing; and/or take any other action which it may deem to be appropriate in the circumstances.

Item 5.  Interest in Securities of the Issuer.

         (a) See Items 11 and 13 on each of pages 2, 3 and 4 above, which items are incorporated herein by reference.

         (b) See Items 7, 8, 9 and 10 on each of pages 2, 3 and 4 above, which items are incorporated herein by reference.

         (c) No transactions in the Common Shares were effected by Reporting Persons during the past 60 days, except to the extent that such transactions may be deemed to have occurred as described in Items 3 and 4 above.

         (d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person, other than the Borrower, subject to the provisions of the agreements described in Item 6.

         (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to a Pledge and Security Agreement, dated September 26, 2000, between Vornado PS and the Borrower, the Borrower has pledged to Vornado PS all 7,944,893 Common Units held by the Borrower, subject to the rights of the lender under the Senior Loan in such Common Units. Those same 7,944,893 Common Units are subject to an Amended and Restated Pledge and Security Agreement, dated September 26, 2000, between the Borrower and Vornado PS, as assignee of PBF, pursuant to which the Borrower pledged its interest in such Common Units to Vornado PS, as assignee of PBF. The Borrower, PBF and Prudential Securities Incorporated entered into a Securities Account Control Agreement, dated as of September 26, 2000, pursuant to which Vornado PS, as assignee of PBF, has a security interest in the account in which the Common Units pledged as security for the Senior Loan and Subordinated Loan have been held. Pursuant to the terms of the Pledge and Security Agreement, dated September 26, 2000, between Borrower and Vornado PS, as assignee of PBF, and the Pledge and Security Agreement, dated September 26, 2000, between Borrower and Vornado PS, Vornado PS has transferred the Common Units pledged as security for the Senior Loan and the Subordinated Loan to an account in the name of Vornado PS where such pledged Common Units (and any Common Shares issued upon exchange of such Common Units) will be held until the conclusion of the Foreclosure Auction referred to in Item 4 above.

         During the pendency of the foreclosure, the foregoing agreements give the Reporting Persons, directly or indirectly, the right to require that the 7,944,893 pledged Common Units be exchanged for 7,944,893 Common Shares or, at the option of the Issuer, an amount of cash equal to the fair market value of 7,944,893 Common Shares at the time of the exchange; if the Reporting Persons exercised that right and the Common Units were exchanged for Common Shares rather than cash, those agreements would give the Reporting Persons, directly or indirectly, (i) the right to vote those Common Shares, (ii) the right to receive any distributions on those Common Shares and (iii) the right to direct the disposition of those Common Shares.

         In connection with the making of the Senior Loan by PBF and the Subordinated Loan by Vornado PS in September 2000, PBF and Vornado PS requested and received certain consents and other agreements relating to the Issuer, including:

         (a) a waiver of the 9.9% Common Share ownership limitation set forth in the Issuer's Declaration of Trust and certain Maryland anti-takeover statutes in the event (and to the extent)that Vornado PS obtains ownership of the Common Units (or Common Shares issuable upon exchange thereof) securing the Subordinated Loan after a foreclosure or similar action;

         (b) a right of Vornado PS to receive a position on the Board of Trustees of the Issuer (which position is subject to re-election by the Issuer's shareholders in the same manner as all other Trustees) in the event that the Issuer had not consummated a strategic transaction within twelve (12) months after the closing of the Subordinated Loan pursuant to the Issuer's previously announced review of strategic alternatives; although Vornado PS could currently exercise such right, Vornado PS has not to date elected to exercise such right; and

          (c) the shortening of certain time periods of notice under the partnership agreement of Prime Group Realty, L.P. in the event that the lender under either the Senior Loan or the Subordinated Loan forecloses on the Common Units and elects to exchange such Common Units for Common Shares (or at the election of the Issuer, cash).

In addition, Michael W. Reschke, the Chairman of the Issuer's Board of Trustees, and Richard S. Curto, the Chief Executive Officer and a Trustee of the Issuer, have agreed to tender their resignations to the Issuer's Board in the event of a bankruptcy of the Borrower, the Issuer, PGI or certain of PGI's affiliates, or in the event Vornado PS becomes the owner of the pledged Common Units after a successful foreclosure action. PGI is a privately held company controlled by Mr. Reschke.

Also in connection with the making of the Subordinated Loan and the granting by the Issuer of the rights described above, Vornado PS has agreed (the "Standstill Agreement") that neither it nor or any of its affiliates would acquire Common Shares, Common Units or any other equity securities of the Issuer or Prime Group Realty, L.P. without the approval of the Issuer, except for the Common Units subject to the pledge securing the Subordinated Loan and any Common Shares issued upon exchange of such Common Units. Vornado PS has asked the Issuer and Prime Group Realty, L.P. to agree that all rights under the foregoing consents be assignable and that any person or entity subject to a standstill or similar agreement with the Issuer be permitted to bid at the Foreclosure Auction and, if such bid is successful, to purchase the pledged Common Units or Common Shares issuable upon exchange of such Common Units.

         Pursuant to the terms and conditions of the Registration Rights Agreement, dated as of November 17, 1997 (the "Registration Rights Agreement"), by and among the Issuer, the Borrower and the other parties thereto, the Issuer granted certain demand and incidental registration rights to the Borrower and certain other holders of Common Units for the registration under the Securities Act of 1933, as amended, of Common Shares issuable upon exchange of such Common Units. In connection with the making of the Senior Loan, the Borrower assigned its rights under the Registration Rights Agreement to PBF in the event that PBF acquires the Common Units (or Common Shares issuable upon exchange thereof) securing the Senior Loan, and those rights have been assigned by PBF to Vornado PS. In addition, in connection with the making of the Subordinated Loan, the Borrower assigned its rights under the Registration Rights Agreement to Vornado PS in the event that Vornado PS acquires the Common Units (or Common Shares Issuable upon exchange thereof)securing the Subordinated Loan. The Issuer registered such Common Shares pursuant to an effective Registration Statement (Registration No. 333-64973) and filed a prospectus supplement with respect to possible sales of such Common Shares by Vornado PS, any transferee holder of the Subordinated Loan and/or any subsequent holder of the Common Units pledged by the Borrower to Vornado PS.

Item 7.           Material to Be Filed as Exhibits.

         99.1 Joint Filing Agreement, dated November 2, 2001, among Vornado Realty Trust, Vornado Realty L.P. and Vornado PS, L.L.C.

         99.2 Loan Agreement, dated as of September 26, 2000, among Vornado PS, L.L.C., Primestone Investment Partners L.P. and the other parties thereto (incorporated by reference to Exhibit 99.50 to the Schedule 13D (File No. 005-51993) with respect to the Common Shares of the Issuer filed on October 23, 2000 by Michael W. Reschke, Primestone Investment Partners L.P., PG/Primestone, L.L.C. and The Prime Group, Inc.)

         99.3 Amended and Restated Credit Agreement, dated as of September 26, 2000, between Primestone Investment Partners L.P., P-B Finance Ltd. and the other parties thereto (incorporated by reference to Exhibit 99.2 to the Schedule 13D (File No. 005-51993) with respect to the Common Shares of the Issuer filed on October 23, 2000 by Michael W. Reschke, Primestone Investment Partners L.P., PG/Primestone, L.L.C., The Prime Group, Inc.)

         99.4 Amended and Restated Pledge and Security Agreement, dated as of September 26, 2000, between Primestone Investment Partners L.P. and P-B Finance Ltd. (incorporated by reference to Exhibit 99.48 to the Schedule 13D (File No. 005-51993) with respect to the Common Shares of the Issuer filed on October 23, 2000 by Michael W. Reschke, Primestone Investment Partners L.P., PG/Primestone, L.L.C. and The Prime Group, Inc.)

         99.5 Securities Account Control Agreement, dated as of September 26, 2000, among Primestone Investment Partners L.P., P-B Finance Ltd. and Prudential Securities Incorporated.

         99.6 Pledge and Security Agreement, dated September 26, 2000, between Vornado PS, L.L.C. and Primestone Investment Partners L.P. (incorporated by reference to Exhibit 99.51 to the Schedule 13D (File No. 005-51993) with respect to the Common Shares of the Issuer filed on October 23, 2000 by Michael W. Reschke, Primestone Investment Partners L.P., PG/Primestone, L.L.C. and The Prime Group, Inc.)

         99.7 Consent and Agreement, dated September 26, 2000, by Prime Group Realty Trust and Prime Group Realty, L.P., in favor of Vornado PS, L.L.C.

         99.8 Amended and Restated Consent and Agreement of Prime Group Realty, L.P., dated as of September 26, 2000, by Prime Group Realty, L.P. in favor of P-B Finance Ltd.

         99.9 Amended and Restated Consent and Agreement of Prime Group Realty Trust, dated as of September 26, 2000, by Prime Group Realty Trust in favor of P-B Finance Ltd.

         99.10 Registration Rights Agreement, dated as of November 17, 1997, among Prime Group Realty Trust, Primestone Investment Partners L.P. and the other parties thereto (incorporated by reference to Exhibit 99.3 to the Schedule 13D (File No. 005-51993) with respect to the Common Shares of the Issuer filed on October 23, 2000 by Michael W. Reschke, Primestone Investment Partners L.P., PG/Primestone, L.L.C. and The Prime Group, Inc.)

         99.11 Assignment of Loan and Loan Documents, dated as of October 31, 2001, between P-B Finance Ltd. and Vornado PS, L.L.C.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

Dated: November 2, 2001

                                 VORNADO REALTY TRUST

                                 By: /s/ Joseph Macnow
                                    -----------------------------
                                    Name:  Joseph Macnow
                                    Title: Executive Vice
                                           President-Finance and
                                           Administration, Chief
                                           Financial Officer


                                 VORNADO REALTY L.P.

                                 By: VORNADO REALTY TRUST,
                                     its general partner

                                 By: /s/ Joseph Macnow
                                    ----------------------------
                                    Name:  Joseph Macnow
                                    Title: Executive Vice
                                           President-Finance and
                                           Administration, Chief
                                           Financial Officer


                                 VORNADO PS, L.L.C.

                                 By: VORNADO REALTY L.P.,
                                     its sole member

                                 By: VORNADO REALTY TRUST,
                                     its general partner

                                 By: /s/ Joseph Macnow
                                    ----------------------------
                                    Name:  Joseph Macnow
                                    Title: Executive Vice
                                           President-Finance and
                                           Administration, Chief
                                           Financial Officer

                                   SCHEDULE I


Name                                          Present Principal Occupation or Employment
----                                          ------------------------------------------
Steven Roth                                   Chairman of the Board and Chief
                                              Executive Officer of Vornado.

Michael D. Fascitelli                         President and a Trustee of Vornado.

David Mandelbaum                              A member of the law firm of Mandelbaum &
(Trustee of Vornado)                          Mandelbaum, P.C.,
                                              80 Main Street, West Orange, New Jersey
                                              07052.

Stanley Simon                                 Owner of Stanley Simon and Associates,
(Trustee of Vornado)                          management and financial consultants, 70
                                              Pine Street, Room 3301, New York, New
                                              York 10270.

Ronald Targan                                 A member of the law firm of Scheckner
(Trustee of Vornado)                          and Targan, P.A.; President of Malt
                                              Products Corporation of New
                                              Jersey, a producer of malt syrup;
                                              principal business address: Malt
                                              Products Corporation of New
                                              Jersey, 88 Market Street, Saddle
                                              Brook, New Jersey 07663.

Richard West                                  Director or Trustee of Vornado, Vornado
                                              Operating Company, Alexander's Inc.,
                                              Bowne & Co., Inc. and various investment
                                              companies managed by Merrill Lynch Asset
                                              Management, Inc. or Hotchkis and Wiley,
                                              both affiliates of Merrill Lynch & Co.

Russell B. Wight, Jr.                         A general partner of Interstate
(Trustee of Vornado)                          Properties (real estate and related
                                              investments).

David R. Greenbaum                            Chief Executive Officer of the New York
                                              Office Division of Vornado, c/o Mendik
                                              Realty Company, Inc., 330 Madison
                                              Avenue, New York, New York 10017.

Joseph Macnow                                 Executive Vice President-Finance and
                                              Administration and Chief Financial
                                              Officer of Vornado.

Melvyn Blum                                   Executive Vice President - Development
                                              Division of Vornado


         Unless otherwise indicated above, the business address of each person listed above is: c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019. All of the Trustees and executive officers of Vornado are citizens of the United States of America.


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